SE 05036954 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH., D.C. 202 SECTION

SEC FILE NUMBER
8-21937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougherty & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street, Suite 4300
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle M. Sandberg (612) 376-4027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1400 Pillsbury Center	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Sandberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougherty & Company LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Leslie O. Roberts
Notary Public - Minnesota
My Commission Expires 01/31/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2004

Contents

0502-0618910

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors and Members
Dougherty & Company LLC

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2005

DOUGHERTY & COMPANY LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 438,965
Cash segregated for regulatory purposes (note 2)	50,000
Receivable from clearing firm	5,866,799
Securities owned, pledged to creditors (notes 3 & 8)	6,776,240
Due from affiliates (note 4)	23,997
Other receivables (note 4)	1,070,205
Furniture and equipment, net of $596,398 in accumulated depreciation	136,534
Prepaid expenses and other assets	355,875
Total Assets	$ 14,718,615
Liabilities and Members' Equity	
Liabilities:	
Checks drawn in excess of bank balances	$ 214,932
Securities sold, not yet purchased (notes 3 & 8)	405,585
Payable to affiliate (note 4)	14,588
Accrued compensation and benefits	3,036,443
Accounts payable and other liabilities	245,891
	3,917,439
Commitments and contingencies (notes 5 and 8)	
Members' equity	10,801,176
Total Liabilities and Members' Equity	$ 14,718,615

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Dougherty & Company LLC (the Company) is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and an investment advisor registered under applicable Minnesota law. The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States.

The Company is owned by Dougherty Financial Group LLC (DFG) and by four executives of the Company. On January 1, 2004 additional ownership was sold to key executives for $150,000 cash and $390,665 in notes receivable, which are reported as a reduction of equity. The notes receivable bear interest at a rate equal to LIBOR plus 2.00%. Prior to the sale to key executives, the Company was owned 94.74% by DFG and 5.26% by the key executives. After the sale, the Company was owned 86.15% by DFG and 13.85% by the key executives. The Company's profits are allocated in accordance with the provisions of the Company's limited liability company agreement.

The Company clears all customer and proprietary trades through another broker-dealer (Clearing Firm) on a fully-disclosed basis.

The following is a summary of significant accounting policies followed by the Company:

Securities Transactions

Securities owned and securities sold, not yet purchased, are valued at market value and are generally readily marketable. Market value is generally based on listed market prices. If listed market prices are not available, their value is determined based on other relevant factors.

The Company accounts for commissions and related Clearing Firm expenses related to customer transactions on a trade date basis.

Depreciation and Amortization

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line and accelerated methods over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2004, approximate current fair value.

Income Taxes

The Company is organized as a partnership for tax purposes and is not subject to income taxes as a separate entity.

(continued)

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounting Developments

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIE). The accounting provisions and disclosure requirements of FIN 46 (as Revised, December 2003), became effective for entities that were created in 2004 and will become effective for all other entities beginning on January 1, 2005. FIN 46 did not have a material impact on the Company's financial position or results of operations for the year ended December 31, 2004, and is not expected to have a material impact on the Company's financial position or results of operations in 2005.

(2) Cash Segregated for Regulatory Purposes

At December 31, 2004, $50,000 was segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Securities Owned and Securities Sold, Not Yet Purchased

The market values of securities owned and securities sold, not yet purchased as of December 31, 2004 are summarized as follows:

Owned:	
Municipal securities	$ 5,943,411
U.S. government and government agency securities	44,920
Equity securities	391,077
Corporate debt securities	396,832
Total	$ 6,776,240
Sold, not yet purchased:	
Corporate debt securities	$ 10,251
Equity securities	395,334
Total	$ 405,585

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

(continued)

(4) Related Parties

At December 31, 2004, the Company had a non-interest bearing payable to DFG of $14,588 and non-interest bearing receivables from other affiliates totaling $23,997.

Included in other receivables at December 31, 2004, was $786,315 in interest and non-interest bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives.

The Company has contracted with affiliates to provide certain administrative and professional services.

(5) Commitments and Contingencies

The Company leases office space, primarily through DFG, under non-cancelable operating leases with expiration dates through 2011. Some leases have escalation clauses and renewal options. Future minimum rental commitments and sublease income under non-cancelable operating leases are approximately as follows:

Years	Operating Leases	Sublease Income
2005	771,000	18,000
2006	742,000	-
2007	745,000	-
2008	747,000	-
2009	736,000	-
Thereafter	1,026,000	-

Included in these amounts are approximate minimum lease payments by the Company to DFG as follows: $717,000 in 2005, $719,000 in 2006, $723,000 in 2007, $724,000 in 2008, $724,000 in 2009, and $1,026,000 thereafter.

The Company promptly transmits all customer funds and securities to the Clearing Firm and is contingently liable for its customers' transactions and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2004, and have subsequently settled, had no material affect on the financial statements.

The Company is a defendant in various actions, suits or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. Although the outcome of these matters is uncertain, based upon the facts that have been developed to date, the Company's management believes that the outcome will not have a material adverse effect on the financial condition of the Company.

(continued)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At December 31, 2004, the Company had net capital of $8,250,669 that was $8,000,669 in excess of the minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Securities and Exchange Commission Uniform Net Capital Rule.

(7) Retirement Plans

The Company has a 401(K) and profit sharing plan in which employees participate.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

The Company does not believe that it has any significant concentrations of credit risk.